

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2024

Richard Stockton
Chief Executive Officer
Braemar Hotels & Resorts Inc.
14185 Dallas Parkway
Suite 1200
Dallas, Texas

> **Re: Braemar Hotels & Resorts Inc.**
> **PREC14A filed April 2, 2024**
> **File No. 001-35972**

Dear Richard Stockton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your proxy statement.

Preliminary Proxy Statement filed April 2, 2024

General

1.   Refer to page B-3. The last four footnotes defining the transaction codes are cut off. Please revise.

Background of the Solicitation, page 7

2.   We note your statement on page 8 that the Board considered "Blackwells' and Mr. Aintabi's character and past dealings, including [their] lack of candor, reputation in the business community, and personal history." Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation without adequate factual foundation. Provide us supplementally, or disclose, the factual foundation for your characterization of Blackwells' and Mr. Aintabi's character and past dealings. Refer to Note (b) to Rule 14a-9.

Certain Relationships and Related Person Transactions, page 44

3. The term "Enhanced Return Funding Program Agreement," used on page 45, does not appear to be defined. Please revise.

4. We note your disclosure on page 45 that "[i]f the Advisor performs services for us outside the scope of the advisory agreement, we are obligated to separately pay for such additional services." We also note your disclosure on page 48 that the Company pays Ashford Inc. a Cash Management Fee. Provide the disclosure required by Item 404(a)(3) of Regulation S-K with respect to such transactions. Refer to Item 7(b) of Schedule 14A.

General Information, page 53

5. Disclosure on page 54 states that "[i]n a contested election a plurality voting standard applies... ." Revise throughout to clarify that a plurality voting standard applies to the election of directors at the Annual Meeting, or advise. Please also remove from the proxy card the option to vote "against" on the election of directors and instead provide a means for shareholders to withhold authority to vote for each nominee, in accordance with Rule 14a-4(b)(4). Alternatively, please advise us as to why you believe the voting options on the proxy card are appropriate.

6. Disclosure on page 54 indicates that "[t]he ratification of the appointment of BDO USA, P.C. as our independent auditor (Proposal 3) is a routine item," and "banks, brokers and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion." However, it is our understanding that exchange rules do not permit discretionary voting by brokers or other nominees on any matter in a contested solicitation to the extent that such brokers or nominees receive soliciting materials from a soliciting party contesting the registrant's solicitation. Please revise or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions